SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                                       and
                         Amendment No. 9 to Schedule 13D

                        MCNEIL REAL ESTATE FUND XXV, L.P.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                   582568 87 9
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee
-------------------------------------------------------------------------------
Transaction Valuation*: $ 20,021,629   Amount of filing fee: $4,005
-------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 78,516,193 Units of the Partnership (consisting of all outstanding Units other than Units owned by the Bidder and its affiliate) at $.255 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,005
Form or Registration No.: Schedule 14D-1
Filing Party: High River Limited Partnership, Riverdale LLC,
Unicorn Associates Corporation and Carl C. Icahn
Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                         AMENDMENT NO. 4 SCHEDULE 14D-1

     This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company, Unicorn Associates Corporation, a New York corporation ("Unicorn"), and Carl C. Icahn (collectively, the "Reporting Persons") relating to the tender offer by the Purchaser to purchase any and all limited partnership units (the "Units") of McNeil Real Estate Fund XXV, L.P., a California limited partnership, other than Units owned by the Purchaser and Unicorn, at a purchase price of $.225 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any, declared or made by the Partnership between August 15, 1996 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase") and in the related Assignment of Partnership Interest, as each may be supplemented and amended from time to time (which together constitute the "Offer"), to include the information set forth below. This Amendment also constitutes Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on November 13, 1995, as amended by Amendment Nos. 1 through 8 thereto filed on November 15, 1995, January 16, 1996, May 24, 1996, August 5, 1996, September 20,
1996, September 25, 1996, October 9, 1996 and October 21, 1996, respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10. Additional Information.

     Item 10 (f) is hereby supplemented and amended as follows:

     The information set forth in Exhibits 28 and 29 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 28. Press Release dated November 1, 1996.

Exhibit 29. Letter from the Purchaser to the Limited Partners of McNeil Real
            Estate Fund XXV, L.P., dated October 31, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1996


                         HIGH RIVER LIMITED PARTNERSHIP

                             By:  Riverdale LLC, General Partner

                         and

                         RIVERDALE LLC

                           By: /s/ ROBERT J. MITCHELL
                                -----------------------------------------------
                                     Robert J. Mitchell
                             Title:  Manager, Vice President and
                                    Treasurer

                               /s/ THEODORE ALTMAN
                                -----------------------------------------------
                                  Carl C. Icahn
                                By: Theodore Altman as Attorney-in-fact

                         UNICORN ASSOCIATES CORPORATION

                             By: /s/ EDWARD MATTNER
                                 ----------------------------------------------
                                     Edward Mattner
                                Title: President


     [Signature Page for Amendment No. 4 to McNeil Pacific Investors Fund 1972
Schedule 14D-1 and Amendment No. 8 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund IX, Ltd. Schedule 14D-1 and Amendment No. 9 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund X, Ltd. Schedule 14D-1 and Amendment No. 10 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund XI, Ltd.
Schedule 14D-1 and Amendment No. 9 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund XIV, Ltd. Schedule 14D-1 and Amendment No. 10 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund XV, Ltd. Schedule 14D-1 and Amendment No. 9 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund XX, L.P.
Schedule 14D-1 and Amendment No. 9 to Schedule 13D; Amendment No. 4 to McNeil Real Estate Fund XXIV, L.P. Schedule 14D-1 and Amendment No. 9 to Schedule 13D; and Amendment No. 4 to McNeil Real Estate Fund XXV, L.P. Schedule 14D-1 and Amendment No. 9 to Schedule 13D]

                                  EXHIBIT INDEX

                                                                     Page Number
                                                                     -----------


Exhibit 28. Press Release dated November 1, 1996.

Exhibit 29. Letter from the Purchaser to the Limited Partners of McNeil Real Estate Fund XXV, L.P., dated
            October 31, 1996.